Press Release
North America's Railroad

CN reports Q1-2018 financial results

Operating and service metrics improving; investments in additional capacity, locomotives and people positioning CN for long-term growth

TORONTO, April 23, 2018 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2018.

Financial results highlights
First-quarter 2018 compared to first-quarter 2017
•	Net income decreased by 16 per cent to C$741 million, and diluted earnings per share (EPS) decreased by 14 per cent (or 13 per cent on an adjusted basis (1)) to C$1.00.
•	Operating income decreased by 16 per cent to C$1,030 million.
•	Revenues for the first quarter totaled C$3,194 million, a decrease of C$12 million.
•	Revenue ton-miles (RTMs) declined by four per cent and carloadings increased by three per cent.
•	Operating expenses increased by nine per cent to C$2,164 million.
•	Operating ratio of 67.8 per cent, an increase of 6.0 points.
•	Free cash flow (1) for the first quarter of 2018 was C$322 million, compared with C$848 million for the year-earlier period.

JJ Ruest, interim president and chief executive officer of CN, said: "With our entire team focused on restoring operational and service excellence for all our customers, CN has turned the corner on a difficult quarter and winter. Our metrics are showing sustained, sequential improvement, and that momentum will build as we continue to expand track capacity, add crews and bring on new locomotives.

"We've increased our capital program to C$3.4 billion, with approximately C$400 million being invested in new track infrastructure, particularly in Western Canada, to build capacity and improve resiliency," Ruest continued. "With the people, equipment and infrastructure in place, and with a solid pipeline of growth opportunities ahead of us, we are confident in our ability to bring long-term value creation to our customers and shareholders."

Revised 2018 financial outlook (2)
Due to weaker than expected RTMs in the first quarter and a longer than anticipated construction period needed for significant infrastructure capacity projects in 2018, CN now aims to deliver 2018 adjusted diluted EPS in the range of C$5.10 to C$5.25 versus last year's adjusted diluted EPS of C$4.99 (compared to its initial financial outlook, which called for adjusted diluted EPS in the range of C$5.25 to C$5.40 this year). (1)

1    CN | 2018 Quarterly Review – First Quarter

Press Release

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company's U.S.-dollar-denominated revenues and expenses. On a constant currency basis, (1) CN's net income for the first quarter of 2018 would have been higher by C$24 million, or C$0.03 per diluted share.

First-quarter 2018 revenues, traffic volumes and expenses
Revenues for the first quarter of 2018 were C$3,194 million, a decrease of C$12 million, when compared to the same period in 2017. Revenues declined for grain and fertilizers (11 per cent), forest products (six per cent), automotive (four per cent), petroleum and chemicals (three per cent), and other revenues (two per cent). Revenues increased for intermodal (10 per cent), coal (10 per cent), and metals and minerals (seven per cent).

The decrease in revenues was mainly attributable to reduced RTMs resulting from challenging operating conditions, including harsh winter weather and low network resiliency, as well as the negative translation impact of a stronger Canadian dollar, partly offset by higher applicable fuel surcharge rates and freight rate increases.

RTMs, measuring the relative weight and distance of rail freight transported by CN, declined by four per cent from the year-earlier quarter. Rail freight revenue per RTM increased by four per cent over the year-earlier period, mainly driven by favourable changes in traffic mix, a decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases, partly offset by the negative translation impact of a stronger Canadian dollar.

Carloadings for the quarter increased by three per cent to 1,408 thousand.

Operating expenses for the first quarter increased by nine per cent to C$2,164 million, mainly driven by higher costs due to challenging operating conditions, including harsh winter weather and low network resiliency, higher training costs for new employees, and higher fuel prices, partly offset by the positive translation impact of a stronger Canadian dollar.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted EPS outlook (2) excludes the expected impact of certain income and expense items. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," or other similar words.

2    CN | 2018 Quarterly Review – First Quarter

Press Release

2018 key assumptions
CN has made a number of economic and market assumptions in preparing its 2018 outlook. The Company is assuming that North American industrial production for the year will increase in the range of two to three per cent, and assumes U.S. housing starts of approximately 1.25 million units and U.S. motor vehicle sales of approximately 17 million units. For the 2017/2018 crop year, the grain crops in both Canada and the United States were above their respective three-year averages. The Company assumes that the 2018/2019 grain crops in both Canada and the United States will be in line with their respective three-year averages. CN now assumes total RTMs in 2018 will increase in the range of two to four per cent (compared to its initial assumption in the range of three to five per cent) versus 2017. CN expects continued pricing above inflation. CN assumes that in 2018, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and that the average price of crude oil (West Texas Intermediate) will be in the range of US$60 to US$70 per barrel. In 2018, CN now plans to invest approximately C$3.4 billion in its capital program (compared to its initial plan to invest approximately C$3.2 billion in its capital program), of which C$1.6 billion is still targeted toward track infrastructure maintenance.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

This earnings news release is available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

CN is a true backbone of the economy whose team of approximately 25,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries – serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company's website at www.cn.ca.

Contacts:
Media	Investment Community
Patrick Waldron	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(514) 399-8803	(514) 399-0052

3    CN | 2018 Quarterly Review – First Quarter

Selected Railroad Statistics – unaudited

	Three months ended March 31
	2018	2017
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,194	3,206
Rail freight revenues ($ millions)	3,066	3,075
Operating income ($ millions) (2)	1,030	1,224
Net income ($ millions)	741	884
Adjusted net income ($ millions) (3)	741	879
Diluted earnings per share ($)	1.00	1.16
Adjusted diluted earnings per share ($) (3)	1.00	1.15
Free cash flow ($ millions) (3)	322	848
Gross property additions ($ millions)	425	396
Share repurchases ($ millions)	631	491
Dividends per share ($)	0.4550	0.4125
Financial position (1)
Total assets ($ millions)	38,758	37,330
Total liabilities ($ millions)	22,170	22,448
Shareholders' equity ($ millions)	16,588	14,882
Financial ratio
Operating ratio (%) (2)	67.8	61.8
Operational measures (4)
Statistical operating data
Gross ton miles (GTMs) (millions)	113,040	116,235
Revenue ton miles (RTMs) (millions)	57,185	59,776
Carloads (thousands)	1,408	1,368
Route miles (includes Canada and the U.S.)	19,500	19,600
Employees (end of period)	24,812	22,549
Employees (average for the period)	24,467	22,396
Key operating measures
Rail freight revenue per RTM (cents)	5.36	5.14
Rail freight revenue per carload ($)	2,178	2,248
GTMs per average number of employees (thousands)	4,620	5,190
Operating expenses per GTM (cents) (2)	1.91	1.71
Labor and fringe benefits expense per GTM (cents) (2)	0.63	0.57
Diesel fuel consumed (US gallons in millions)	112.8	113.2
Average fuel price ($/US gallon)	3.16	2.76
GTMs per US gallon of fuel consumed	1,002	1,027
Terminal dwell (hours)	21.3	15.6
Train velocity (miles per hour)	21.8	25.7
Safety indicators (5)
Injury frequency rate (per 200,000 person hours)	2.14	1.89
Accident rate (per million train miles)	2.17	1.54

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)
The Company adopted Accounting Standards Update (ASU) 2017-07: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost in the first quarter of 2018 on a retrospective basis. Comparative figures have been adjusted to conform to the current presentation. The adoption of ASU 2017-07 had the effect of increasing the Company's operating ratio by 2.5% and 2.4% for the three months ended March 31, 2018 and 2017, respectively. See Note 2 – Recent accounting pronouncements to CN's 2018 unaudited Interim Consolidated Financial Statements for additional information.

(3)	See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.
(4)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data has been restated. Definitions of these indicators are provided on CN's website, www.cn.ca/glossary.

(5)	Based on Federal Railroad Administration (FRA) reporting criteria.

4    CN | 2018 Quarterly Review – First Quarter

Supplementary Information – unaudited

	Three months ended March 31

	2018	2017	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	564	584	(3%)	-
Metals and minerals	388	361	7%	11%
Forest products	422	447	(6%)	(2%)
Coal	142	129	10%	13%
Grain and fertilizers	539	607	(11%)	(9%)
Intermodal	814	742	10%	12%
Automotive	197	205	(4%)	-
Total rail freight revenues	3,066	3,075	-	2%
Other revenues	128	131	(2%)	1%
Total revenues	3,194	3,206	-	2%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	10,619	11,828	(10%)	(10%)
Metals and minerals	6,938	6,443	8%	8%
Forest products	6,961	7,690	(9%)	(9%)
Coal	3,708	3,602	3%	3%
Grain and fertilizers	13,605	15,487	(12%)	(12%)
Intermodal	14,368	13,704	5%	5%
Automotive	986	1,022	(4%)	(4%)
Total RTMs	57,185	59,776	(4%)	(4%)
Rail freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	5.31	4.94	7%	11%
Metals and minerals	5.59	5.60	-	3%
Forest products	6.06	5.81	4%	8%
Coal	3.83	3.58	7%	10%
Grain and fertilizers	3.96	3.92	1%	4%
Intermodal	5.67	5.41	5%	6%
Automotive	19.98	20.06	-	3%
Total rail freight revenue / RTM	5.36	5.14	4%	7%
Carloads (thousands) (3)
Petroleum and chemicals	153	157	(3%)	(3%)
Metals and minerals	242	232	4%	4%
Forest products	100	107	(7%)	(7%)
Coal	80	73	10%	10%
Grain and fertilizers	145	164	(12%)	(12%)
Intermodal	624	568	10%	10%
Automotive	64	67	(4%)	(4%)
Total carloads	1,408	1,368	3%	3%
Rail freight revenue / carload ($) (2) (3)
Petroleum and chemicals	3,686	3,720	(1%)	2%
Metals and minerals	1,603	1,556	3%	7%
Forest products	4,220	4,178	1%	5%
Coal	1,775	1,767	-	3%
Grain and fertilizers	3,717	3,701	-	3%
Intermodal	1,304	1,306	-	2%
Automotive	3,078	3,060	1%	4%
Total rail freight revenue / carload	2,178	2,248	(3%)	-
(1)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2)	Amounts expressed in Canadian dollars.
(3)	Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.

5    CN | 2018 Quarterly Review – First Quarter

Non-GAAP Measures – unaudited

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company and, as the context requires, its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months ended March 31, 2018, the Company's reported and adjusted net income was $741 million, or $1.00 per diluted share.
For the three months ended March 31, 2017, the Company's adjusted net income was $879 million, or $1.15 per diluted share, which excludes a deferred income tax recovery of $5 million ($0.01 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate.
The following table provides a reconciliation of net income and earnings per share, as reported for the three months ended March 31, 2018 and 2017, to the adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2018	2017
Net income as reported	$741	$884
Adjustment: Income tax recovery	-	(5)
Adjusted net income	$741	$879
Basic earnings per share as reported	$1.00	$1.16
Impact of adjustment, per share	-	(0.01)
Adjusted basic earnings per share	$1.00	$1.15
Diluted earnings per share as reported	$1.00	$1.16
Impact of adjustment, per share	-	(0.01)
Adjusted diluted earnings per share	$1.00	$1.15

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.26 and $1.32 per US$1.00 for the three months ended March 31, 2018 and 2017, respectively.
On a constant currency basis, the Company's net income for the three months ended March 31, 2018 would have been higher by $24 million ($0.03 per diluted share).

6    CN | 2018 Quarterly Review – First Quarter

Non-GAAP Measures – unaudited

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the three months ended March 31, 2018 and 2017, to free cash flow:

	Three months ended March 31
In millions	2018	2017
Net cash provided by operating activities	$755	$1,256
Net cash used in investing activities	(433)	(408)
Free cash flow	$322	$848

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2018	2017
Debt		$11,912	$10,924
Adjustments:
Present value of operating lease commitments (1)		473	516
Pension plans in deficiency		456	440
Adjusted debt (2)		$12,841	$11,880
Net income		$5,341	$3,732
Interest expense		481	479
Income tax expense (recovery)		(444)	1,279
Depreciation and amortization		1,281	1,241
EBITDA		6,659	6,731
Adjustments:
Other income		(16)	(92)
Other components of net periodic benefit income		(313)	(292)
Operating lease expense		193	191
Adjusted EBITDA (2)		$6,523	$6,538
Adjusted debt-to-adjusted EBITDA multiple (times)		1.97	1.82

(1)	Operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.
(2)
In the first quarter of 2018, the Company redefined adjusted debt to include pension plans in deficiency, and adjusted EBITDA to exclude other components of net periodic benefit income and operating lease expense in order to better align the Company's definition of adjusted debt-to-adjusted EBITDA multiple with similar measures used by credit rating agencies. Comparative figures have been adjusted to conform to the current definition.

7    CN | 2018 Quarterly Review – First Quarter